FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

Results of Voting at the Bank’s Annual General Meeting of Shareholders

held on 28 June 2012

NBG’s Annual General Meeting of Shareholders held on 28 June 2012 at 12:00 hours was attended, in person or by proxy, by 527 Shareholders, representing 272,674,849 ordinary voting shares, i.e. 28.52% of the Bank’s share capital. Accordingly, the General Meeting had a quorum and was duly convened to deliberate on all the items on the Agenda.

Item 1:	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2011 (i.e. 1 January — 31 December 2011).

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

The General Meeting approved the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the year 2011 (1.1.2011-31.12.2011).

YES = (99.832%) 272,217,559	NO = (0.008%) 23,149	ABSTAINED = (0.159%) 434,141

Item 2:	Submission for approval of the Annual Financial Statements of the Bank for the financial year 2011 (i.e. 1 January — 31 December 2011).

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

The General Meeting approved the Annual Financial Statements for the financial year 2011 (i.e. 1 January — 31 December 2011), as approved by the Board.

YES = (99.831%) 272,213,808	NO = (0.010%) 27,723	ABSTAINED = (0.159%) 433,318

Item 3:

Discharge of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the financial year 2011 (i.e. 1 January — 31 December 2011).

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

The general Meeting discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity.

YES = (99.567%) 271,494,060	NO = (0.271%) 738,528	ABSTAINED = (0.162%) 442,261

Item 4:

Approval of the remuneration of the Board of Directors of the Bank for the financial year 2011 (under Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2013. Approval, for the financial year 2011, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2013.

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

The General Meeting approved the remuneration of the Board of Directors of the Bank for the financial year 2011, under article 24, par. 2 of the Companies Act; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2013; approved, for the financial year 2011, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2013.

YES = (99.595%) 271,571,122	NO = (0.235%) 641,256	ABSTAINED = (0.170%) 462,471

Item 5:

Granting of permission, under article 23, par. 1 of the Companies Act and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

The General Meeting granted permission, under article 23, par. 1 of the Companies Act and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

YES = (99.804%) 272,140,690	NO = (0.034%) 91,778	ABSTAINED = (0.162%) 442,381

Item 6:	Election of members to the Audit Committee

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

The General Meeting elected Petros Sabatacakis, Alexandra Papalexopoulou-Benopoulou, Stefanos Vavalidis, Alexandros Makridis, Charalambos Makkas and Marily Frangista as members of the NBG Board Audit Committee, with a term of office through to the AGM of 2013.

YES = (99.805%) 272,144,351	NO = (0.014%) 39,492	ABSTAINED = (0.180%) 491,006

Item 7:

Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2012, and determination of their remuneration.

	Quorum required:	1/5 of total ordinary voting shares.

	Quorum actually recorded:	28.52% of the share capital.

Elected Mr. Emmanuel Pelidis and Ms. Beate Randulf, regular and substitute auditors respectively, of certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the annual and six-monthly financial statements of the Bank and consolidated statements of the Group for the year 2012, and determined their remuneration.

YES = (99.655%) 271,733,466	NO = (0.186%) 508,267	ABSTAINED = (0.159%) 433,116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 5th July, 2012

/s/Petros Christodoulou

(Registrant)

Deputy Chief Executive Officer